June 22, 2012

VIA EDGAR AND EMAIL

Mr. Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               MFA Financial, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 16, 2012
File No. 001-13991

Dear Mr. Woody:

On behalf of MFA Financial, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 13, 2012 (the “June 13 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the June 13 Letter and are numbered accordingly.

If a counterparty to our repurchase transactions defaults on its obligation…., page 9

1.                                      We note your response to comment 2.  In future Exchange Act reports, please expand this risk factor to identify any repo counterparty for which the exposure exceeds 5% of your stockholders’ equity.  We note from your response that as of December 31, 2011 there were three such counterparties.

In response to the Staff’s comment, in future Exchange Act reports we will expand this risk factor disclosure to identify any repo counterparty for which the exposure exceeds 5% of our stockholders’ equity.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(b) Agency and Non-Agency MBS (including Non-Agency MBS transferred to a consolidated VIE)

Impairments/OTTI

2.                                      We have considered your response to our prior comment 7.  With respect to those non-agency mortgage backed securities which you have determined do not fall under to scope or ASC Topic 325-40 it appears that you are relying on the scope exception in ASC Topic 325-40-15-3e.  Please explain to us in further detail how you determined these securities meet the criteria of ASC Topic 325-40-15-3e(2).

As noted in our response to your prior comment 7, as of December 31, 2011, we own 10 non-agency MBS with a fair value of approximately $54.8 million (or 1.5% of our non-agency portfolio), for which we apply the impairment guidance in ASC 320-10.

In response to the staff’s comment, we confirm that the Company is applying this guidance in reliance of the scope exception in ASC 325-40-15-3e.  With respect to the criteria in ASC 325-40-15-3e(2), we confirm that the Company has determined that none of these bonds can be contractually prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment.  This determination was reached based on a consideration of the contractual terms governing prepayment provisions for each security and the purchase price paid relative to the par value of each security, which, in all cases, was not at a significant premium over the par value of the security.

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In regards to the Form 10-K, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that we have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-207-6437.

Very truly yours,

/s/ Stephen D. Yarad

Stephen D. Yarad

Chief Financial Officer

cc:                                 Mr. Harold E. Schwartz, Esq.
Mr. Brian Redington, Partner, KPMG LLP
Mr. Robert Telewicz, Division of Corporation Finance — Securities and Exchange Commission